AMARC RESOURCES LTD.

CONDENSED INTERIM FINANCIAL STATEMENTS

FOR THE THREE AND SIX MONTHS ENDED
SEPTEMBER 30, 2014 and 2013

(Expressed in Canadian Dollars)

(Unaudited)

Notice to Reader

In accordance with subsection 4.3(3) of National Instrument 51-102, management of the Company advises that the Company's auditors have not performed a review of these interim financial statements.

Amarc Resources Ltd.
Condensed Interim Statements of Financial Position
(Expressed in Canadian Dollars)

	September 30,	March 31,
	2014	2014
	(unaudited)

ASSETS

Current assets
Cash and cash equivalents (note 3)	$1,933,026	$4,772,772
Amounts receivable and other assets (note 5)	223,917	76,264
Marketable securities (note 6)	70,247	96,179
	2,227,190	4,945,215

Non-current assets
Restricted cash (note 4)	232,927	232,666
Amounts receivable (note 5)	901,211	128,184
	1,134,138	360,850

Total assets	$3,361,328	$5,306,065

LIABILITIES AND SHAREHOLDERS' EQUITY

Current liabilities
Accounts payable and accrued liabilities (note 8)	$921,600	$35,401
Balance due to a related party (note 10(b))	251,136	69,939
	1,172,736	105,340

Shareholders' equity
Share capital (note 9)	58,767,910	58,761,410
Reserves	5,079,106	5,103,263
Accumulated deficit	(61,658,424)	(58,663,948)
	2,188,592	5,200,725

Total liabilities and shareholders' equity	$3,361,328	$5,306,065

Nature of operations and going concern (note 1)

The accompanying notes are an integral part of these condensed interim financial statements.

/s/ Robert A. Dickinson	/s/ Rene G. Carrier

Robert A. Dickinson	Rene G. Carrier
Director	Director

Amarc Resources Ltd.
Condensed Interim Statements of Loss
(Unaudited - Expressed in Canadian Dollars, except for weighted average number of common shares outstanding)

	Three months ended		Six months ended
	September 30,		September 30,
	2014	2013	2014	2013

Expenses
Exploration and evaluation (notes 10, 12)	$2,172,114	$330,435	$2,359,175	$673,622
Assays and analysis	103,507	24,970	118,768	27,769
Drilling	738,856	–	738,856	–
Equipment rental	27,317	989	27,317	6,845
Geological	481,608	75,864	589,325	240,144
Geological - mineral exploration tax credits	(748,835)	(151,552)	(773,027)	(48,705)
Graphics	808	238	1,084	2,809
Helicopter	877,940	69,977	877,940	69,977
Property costs and assessments	265,000	225,000	321,500	225,000
Site activities	164,388	46,579	168,315	85,351
Socioeconomic	138,590	21,973	163,941	44,299
Travel and accommodation	122,935	16,397	125,156	20,133

Administration (notes 10, 12)	398,325	311,188	685,996	648,275
Depreciation	–	90	–	181
Legal, accounting and audit	17,202	11,281	18,154	13,855
Office and administration	343,525	247,412	620,061	524,037
Shareholder communication	14,487	33,554	18,978	77,728
Travel and accommodation	2,847	4,525	7,632	11,677
Trust and regulatory	20,264	14,326	21,171	20,797

Share-based payments	–	48,905	–	103,004
Exploration-related	–	19,583	–	41,071
Administration-related	–	29,322	–	61,933

	2,570,439	690,528	3,045,171	1,424,901
Other items
Interest income	(13,099)	(16,986)	(28,075)	(35,254)
Interest expense	–	6,049	–	11,235
Foreign exchange loss	751	1,855	787	1,669
Gain on disposition of AFS financial assets (note 6)	(10,126)	–	(23,407)	–
Impairment of AFS financial assets (note 6)	–	40,975	–	40,975
Loss for the period	$2,547,965	$722,421	$2,994,476	$1,443,526

Basic and diluted loss per common share	$0.02	$0.01	$0.02	$0.01

Weighted average number of common shares outstanding	138,824,061	138,624,061	138,780,892	138,624,061

The accompanying notes are an integral part of these condensed interim financial statements.

Amarc Resources Ltd.
Condensed Interim Statements of Comprehensive Loss
(Unaudited - Expressed in Canadian Dollars)

	Three months ended		Six months ended
	September 30,		September 30,
	2014	2013	2014	2013

Other comprehensive loss (income):
Items that may be reclassified subsequently to profit and loss:
Revaluation of AFS financial assets (note 6)	$(6,881)	$(6,300)	$463	$(4,104)
Change in fair value of AFS financial assets transferred to profit or loss upon disposition (note 6)	10,249	–	23,694	–
Impairment of AFS financial assets transferred to profit or loss (note 6)	–	(40,975)	–	(40,975)
Total other comprehensive loss (income) for the period	3,368	(47,275)	24,157	(45,079)
Comprehensive loss for the period	$2,551,333	$675,146	$3,018,633	$1,398,447

The accompanying notes are an integral part of these condensed interim financial statements.

Amarc Resources Ltd.
Condensed Interim Statementsof Changes in Equity
(Unaudited - Expressed in Canadian Dollars, except for share information)

	Share capital		Reserves
			Share-based	Share	Investment
	Number		payments	warrants	revaluation
	of shares	Amount	reserve	reserve	reserve	Deficit	Total

Balance at April 1, 2013	138,624,061	$58,756,410	$2,099,636	$2,811,220	$26,041	$(56,509,143)	$7,184,164
Share-based payments	–	–	103,004	–	–	–	103,004
Total other comprehensive income	–	–	–	–	45,079	–	45,079
Loss for the period	–	–	–	–	–	(1,443,526)	(1,443,526)
Balance at September 30, 2013	138,624,061	$58,756,410	$2,202,640	$2,811,220	$71,120	$(57,952,669)	$5,888,721

Balance at April 1, 2014	138,724,061	$58,761,410	$2,202,640	$2,811,220	$89,403	$(58,663,948)	$5,200,725
Issuance of common shares pursuant to mineral property agreements (note 9(a))	100,000	6,500	–	–	–	–	6,500
Total other comprehensive loss	–	–	–	–	(24,157)	–	(24,157)
Loss for the period	–	–	–	–	–	(2,994,476)	(2,994,476)
Balance at September 30, 2014	138,824,061	$58,767,910	$2,202,640	$2,811,220	$65,246	$(61,658,424)	$2,188,592

The accompanying notes are an integral part of these condensed interim financial statements.

Amarc Resources Ltd.
Condensed Interim Statements of Cash Flows
(Unaudited - Expressed in Canadian Dollars)

	Six months ended
	September 30,
Cash provided by (used in):	2014	2013

Operating activities
Loss for the period	$(2,994,476)	$(1,443,526)
Adjustments for:
Depreciation	–	181
Interest income	(28,075)	(35,254)
Interest expense	–	11,235
Common shares issued, included in exploration expenses (note 9(a))	6,500	–
Share-based payments	–	103,004
Gain on disposal of AFS financial assets (note 6)	(23,407)	–
Impairment of AFS financial assets	–	40,975
Changes in working capital items
Amounts receivable and other assets	(147,653)	37,009
Restricted cash	(261)	14,694
Amounts receivable - non-current	(773,027)	(48,705)
Accounts payable and accrued liabilities	886,199	53,786
Balances due to related parties	181,197	73
Net cash used in operating activities	(2,893,003)	(1,266,528)

Investing activities
Interest received	28,075	35,254
Proceeds from disposition of AFS financial assets, net (note 6)	25,182	–
Net cash provided by investing activities	53,257	35,254

Financing activities
Interest paid on debenture	–	(16,364)
Principal payment on debenture	–	(20,000)
Net cash used in financing activities	–	(36,364)

Net decrease in cash and cash equivalents	(2,839,746)	(1,267,638)
Cash and cash equivalents, beginning of the period	4,772,772	5,869,313
Cash and cash equivalents, end of the period (note 3)	$1,933,026	$4,601,675

Supplementary cash flow information:
Non-cash investing and financing activities:
Issuance of common shares pursuant to mineral property agreements (note 9(a))	$6,500	$–

The accompanying notes are an integral part of these condensed interim financial statements.

Amarc Resources Ltd.
Notes to the Condensed Interim Financial Statements
For the three and six months ended September 30, 2014 and 2013
(Unaudited - Expressed in Canadian Dollars, unless otherwise stated)

1.	NATURE OF OPERATIONS AND GOING CONCERN

Amarc Resources Ltd. (the "Company" or "Amarc") is incorporated under the laws of the province of British Columbia, and its principal business activity is the acquisition and exploration of mineral properties. Its principal mineral property interests are located in British Columbia ("BC"). The address of the Company's corporate office is 15th Floor, 1040 West Georgia Street, Vancouver, BC, Canada V6E 4H1.

The Company is in the process of exploring its mineral property interests and has not yet determined whether its mineral property interests contain economically recoverable mineral reserves. The Company's continuing operations are entirely dependent upon the existence of economically recoverable mineral reserves, the ability of the Company to obtain the necessary financing to continue the exploration and development of its mineral property interests and to obtain the permits necessary to mine, and on future profitable production or proceeds from the disposition of its mineral property interests.

These Interim Financial Statements have been prepared on a going concern basis, which contemplates the realization of assets and the discharge of liabilities in the normal course of business for the foreseeable future. The Company has a history of losses with no operating revenue, an accumulated deficit at September 30, 2014 of $62 million (March 31, 2014 – 59 million), and working capital at September 30, 2014 of $1.0 million (March 31, 2014 – $4.8 million).

The Company will need to seek additional financing to meet its exploration and development objectives. These factors indicate the existence of a material uncertainty that raises significant doubt about the Company’s ability to continue as a going concern. The Company has a reasonable expectation that additional funds will be available when necessary to meet ongoing exploration and development costs. However, there can be no assurance that the Company will continue to be able to obtain additional financial resources or will achieve profitability or positive cash flows. If the Company is unable to obtain adequate additional financing, the Company will be required to re-evaluate its planned expenditures until additional funds can be raised through financing activities.

These Interim Financial Statements do not include any adjustments to the recoverability and classification of recorded asset amounts and classification of liabilities that might be necessary should the Company be unable to continue as a going concern.

2.	SIGNIFICANT ACCOUNTING POLICIES

The principal accounting policies applied in the preparation of these Financial Statements are described below. These policies have been consistently applied for all periods presented, unless otherwise stated.

(a)	Statement of compliance

These Financial Statements have been prepared in accordance with IAS 34, Interim Financial Reporting (“IAS 34”), as issued by the International Accounting Standards Board ("IASB"), and interpretations by the IFRS Interpretations Committee (IFRIC). These Financial Statements do not include all of the information and footnotes required by International Financial Reporting Standards ("IFRS") for complete financial statements for year-end reporting purposes. These Financial Statements should be read in conjunction with the Company’s financial statements as at and for the year ended March 31, 2014.

Amarc Resources Ltd.
Notes to the Condensed Interim Financial Statements
For the three and six months ended September 30, 2014 and 2013
(Unaudited - Expressed in Canadian Dollars, unless otherwise stated)

Results for the period ended September 30, 2014 are not necessarily indicative of future results. The accounting policies and methods of computation applied by the Company in these Financial Statements are the same as those applied by the Company, other than in note 2(c), in its most recent annual financial statements which are filed under the Company’s profile on SEDAR at www.sedar.com.

The Board of Directors of the Company authorized these Financial Statements on November 24, 2014 for issuance.

(b)	Basis of presentation

These Financial Statements have been prepared on a historical cost basis, except for financial instruments classified as available-for-sale which are stated at fair value. In addition, these Financial Statements have been prepared using the accrual basis of accounting, except for cash flow information.

Certain comparative amounts have been reclassified to conform to the presentation adopted in the current year.

(c)	Accounting standards, interpretations and amendments to existing standards

Accounting policies adopted during the current year

Effective April 1, 2014, the Company has applied the following new accounting standard which was issued by the IASB:

•	Amendments to IAS 32, Financial Instruments: Presentation

The amendments to IAS 32 relate to the offsetting of financial assets and financial liabilities. The adoption of this amended standard had no material impact on the Company’s financial statements.

Accounting standards issued but not yet effective

Effective for annual periods beginning on or after July 1, 2014

•	Amendments to IFRS 2, Share-based Payment

•	Amendments to IFRS 3, Business Combinations

•	Amendments to IFRS 8, Operating Segments

•	Amendments to IFRS 13, Fair Value Measurement

•	Amendments to IAS 16, Property, plant and equipment

•	Amendments to IAS 24, Related Party Disclosures

Effective for annual periods beginning on or after January 1, 2018

•	IFRS 9, Financial Instruments

The Company has not early adopted these new standards or amendments to existing standards and does not expect the impact of these standards on the Company's financial statements to be material.

Amarc Resources Ltd.
Notes to the Condensed Interim Financial Statements
For the three and six months ended September 30, 2014 and 2013
(Unaudited - Expressed in Canadian Dollars, unless otherwise stated)

3.	CASH AND CASH EQUIVALENTS

The Company's cash and cash equivalents are invested in business and savings accounts which are available on demand by the Company.

4.	RESTRICTED CASH

Restricted cash represents guaranteed investment certificates held in support of exploration permits. The amounts are refundable subject to the consent of regulatory authorities, upon the completion of any required reclamation work on the related projects.

5.	AMOUNTS RECEIVABLE AND OTHER ASSETS

	September 30,	March 31,
	2014	2014
Current
Value added taxes refundable	$148,715	$21,055
Prepaid insurance	75,202	55,209
Total current	$223,917	$76,264

Non-current
British Columbia Mineral Exploration Tax Credits (“METC”)	$901,211	$128,184

6.	MARKETABLE SECURITIES

As at September 30, 2014 and March 31, 2014, the Company held common shares in several public and private companies. These marketable securities are classified as available–for–sale financial assets and are carried at fair value.

During the three months ended September 30, 2014, the Company sold marketable securities for total net proceeds of $10,126 and recognized a gain for the same amount. During the six months ended September 30, 2014, the Company sold marketable securities with a carrying amount of $1,775 for total net proceeds of $25,182 and recognized a gain of $23,407.

Amarc Resources Ltd.
Notes to the Condensed Interim Financial Statements
For the three and six months ended September 30, 2014 and 2013
(Unaudited - Expressed in Canadian Dollars, unless otherwise stated)

7.	MINERAL PROPERTY INTERESTS

All of the Company's active exploration properties are located in British Columbia, Canada. The following is a summary of the Company’s material properties.

(a)	IKE Property

The IKE property is located approximately 40 kilometres northwest of Gold Bridge, British Columbia.

Option Agreement

In December 2013, the Company entered into an agreement (the “IKE Option Agreement”) with Oxford Resources Inc. (“Oxford”) in respect of the IKE property, whereby Amarc had an option to acquire an 80% ownership interest in the property by making staged cash payments totaling $125,000 ($75,000 paid), issuing 300,000 common shares (200,000 common shares issued), and by incurring $1,855,697 in exploration expenditures on or before November 30, 2015. As of the date of the IKE Option Agreement, the mineral property interest in the IKE Property was held by two private third parties (together referred to as the “Underlying Optionors”), and Oxford’s interest in the IKE Property was represented by an option agreement between Oxford and the Underlying Optionors through an underlying option agreement (the “Underlying Option Agreement”).

In July 2014, the IKE Option Agreement was amended, whereby Oxford assigned to Amarc its rights in the Underlying Option Agreement for cash consideration of $40,000 and a 1% net smelter return (“NSR”) royalty (capped at total payments of $2,000,000). Consequently, Amarc now has the right to acquire a 100% ownership interest in the IKE property directly from the Underlying Optionors by making a cash payment of $40,000, issuing 100,000 common shares, and by incurring $1,855,697 in exploration expenditures (completed) before November 30, 2015.

Amarc has further agreed that upon completion of a positive feasibility study, it will issue 500,000 common shares in total to the Underlying Optionors.

Royalties

Oxford’s 1% NSR royalty can be purchased at any time for $2 million (payable in cash, Amarc common shares, or any such combination, at Amarc’s discretion).

The Underlying Optionors retain a 2% NSR royalty. Amarc has the right to purchase half of the royalty (1%) for $2 million ($1 million of which is payable in cash, Amarc common shares, or any such combination, at Amarc's discretion) at any time prior to commercial production. Amarc also has the right to purchase the remaining half of the royalty (1%) for $2 million (of which $1 million is payable in cash, and the remainder in cash, Amarc common shares, or any such combination, at Amarc's discretion) prior to December 31, 2018.

Minimum advance royalty payments of $25,000 (payable in cash, Amarc common shares, or any such combination, at Amarc's discretion) are due to the Underlying Optionors annually commencing on December 31, 2015.

Amarc Resources Ltd.
Notes to the Condensed Interim Financial Statements
For the three and six months ended September 30, 2014 and 2013
(Unaudited - Expressed in Canadian Dollars, unless otherwise stated)

(b)	Galore Property

In July 2014, the Company entered into an option and joint venture agreement with Galore Resources Inc. ("Galore Resources"), whereby the Company acquired the right to earn an initial 51% ownership interest in the Galore property by incurring $3 million in exploration expenditures within five years ($1,500,000 of which may be in recordable assessment credits not directly incurred on the property), and by making staged cash payments up to a maximum of $450,000 (50% of which may be payable in Amarc common shares). Amarc may acquire an additional 19% ownership interest, for a total 70% ownership interest, by incurring $2 million in exploration expenditures within two years. Upon exercise of the initial or additional option, Amarc and Galore Resources have agreed to form either a 51/49 or a 70/30 joint venture, as the case may be.

The Galore mineral tenure is comprised of five claim groups and is subject to five underlying option agreements, each of which provides the relevant underlying owner with a 1.5% NSR royalty which may be purchased by the Company for $250,000 on or before December 31, 2024 and a 10% net profits interest royalty which may be purchased by the Company at any time until December 31, 2024 for $400,000 less any amounts in respect of net profits interest royalty already paid.

(c)	Granite Property

In August 2014, the Company entered into a purchase agreement with Great Quest Fertilizers Ltd. ("Great Quest"), whereby the Company can purchase a 100% ownership interest in the Granite property on or before November 30, 2014 by making staged cash payments totalling $400,000. As at September 30, 2014, the Company had made cash payments totalling $200,000.

Great Quest holds a 2% NSR royalty on the property which can be purchased for $2 million, on or before commercial production (payable in cash, Amarc common shares, or any such combination, at Amarc's discretion). In addition, there is an underlying 2.5% NSR royalty on certain mineral claims, which can be purchased at any time for $1,500,000 less any amount of royalty already paid.

(d)	Silver Vista Property

The Silver Vista Property is located approximately 55 kilometres northeast of Smithers, British Columbia. In July 2012, Amarc acquired a 100% interest in the approximately 30 square kilometre Silver Vista (MR Zone) property for $800,000 cash. The mineral claims purchased are subject to an underlying 2% NSR royalty, of which 1% can be acquired by Amarc for $1 million, and thereafter the remaining 1% NSR royalty is subject to a right of first refusal.

(e)	Newton Property

The Company owns a 100% interest in the Newton Property, located approximately 100 kilometres west of Williams Lake, British Columbia.

Certain mineral claims are subject to a 2% NSR royalty, which royalty may be purchased at any time by Amarc for $2 million. Advance royalty payments of $25,000 per annum commenced on January 1, 2011.

Amarc Resources Ltd.
Notes to the Condensed Interim Financial Statements
For the three and six months ended September 30, 2014 and 2013
(Unaudited - Expressed in Canadian Dollars, unless otherwise stated)

(f)	Blackwater District Properties

The Blackwater District Properties are located approximately 75 kilometres southwest of Vanderhoof, British Columbia, and consist of properties named Galileo, Hubble, Franklin, and Darwin.

8.	ACCOUNTS PAYABLE AND ACCRUED LIABILITIES

	September 30,	March 31,
	2014	2014
Accounts payable	$438,587	$8,401
Accrued liabilities	483,013	27,000
Total	$921,600	$35,401

9.	CAPITAL AND RESERVES

(a)	Issuance of common shares pursuant to acquisition of mineral property interests

During the six months ended September 30, 2014 and 2013, the Company issued common shares pursuant to certain mineral property agreements as follows:

Properties	Six months ended September 30,
		2014		2013
	Number of	Fair	Number of	Fair
	shares	value	shares	value
IKE property (note 7(a))	100,000	$6,500	–	$–
Total	100,000	$6,500	–	$–

(b)	Share purchase option compensation plan

The following table summarizes the changes in the Company's share purchase options:

	Six months ended		Six months ended
Share purchase options	September 30, 2014		September 30, 2013
		Weighted		Weighted
	Number of	average		average
	options	exercise price	Number of options	exercise price
Outstanding – beginning of period	5,155,900	$0.32	5,438,600	$0.32
Forfeited	(32,100)	$0.32	(127,300)	$0.32
Expired	(2,072,500)	$0.32	–	$0.32
Outstanding – end of period	3,051,300	$0.32	5,311,300	$0.32
Exercisable – end of period	3,051,300	$0.32	5,311,300	$0.32

Awards typically vest in several tranches ranging from 6 months to 18 months.

Amarc Resources Ltd.
Notes to the Condensed Interim Financial Statements
For the three and six months ended September 30, 2014 and 2013
(Unaudited - Expressed in Canadian Dollars, unless otherwise stated)

The following table summarizes information on the Company's share purchase options outstanding as at September 30, 2014 and March 31, 2014:

	September 30, 2014		March 31, 2014
	Number of share		Number of share
	purchase options	Remaining	purchase options	Remaining
	outstanding and	contractual	outstanding and	contractual
Exercise price	exercisable	life (years)	exercisable	life (years)
$0.32	3,051,300	2.0	5,155,900	1.7

10.	RELATED PARTY TRANSACTIONS

(a)	Transactions with key management personnel

Key management personnel are those persons that have the authority and responsibility for planning, directing and controlling the activities of the Company, directly and indirectly, and by definition include the directors of the Company.

Transactions with key management personnel were as follows:

Remuneration for services	Three months ended		Six months ended
rendered	September 30,		September 30,
	2014	2013	2014	2013
Short-term employee benefits	$64,003	$102,403	$128,006	$213,066
Share-based payments	–	24,526	–	51,096
Total	$64,003	$126,929	$128,006	$264,162

Short-term employee benefits include salaries, directors fees and amounts paid to HDSI (note 10(b)(i)) for services provided to the Company by certain HDSI personnel who serve as executive directors and officers for the Company.

(b)	Balances and transactions with related entities

Balances due to related parties	September 30,	March 31,
	2014	2014
Balance due to entity with significant influence (note 10(b)(i))	$251,136	$69,939

Amarc Resources Ltd.
Notes to the Condensed Interim Financial Statements
For the three and six months ended September 30, 2014 and 2013
(Unaudited - Expressed in Canadian Dollars, unless otherwise stated)

The following is a summary of transactions with related entities that occurred during the reporting period:

	Three months ended		Six months ended
Transactions with related entities	September 30,		September 30,
	2014	2013	2014	2013
Services received from HDSI (note 10(b)(i)):
HDSI employee time charges, based on annually set rates	$885,331	$301,039	$1,176,051	$659,366
Key management personnel fees	49,900	88,300	99,800	176,600
Information technology services and maintenance fees	41,400	37,900	72,300	77,500
	976,631	427,239	1,348,151	913,466
Reimbursement of third party expenses to HDSI	18,105	15,781	20,587	19,005
	$994,736	$443,020	$1,368,738	$932,471

(i)          Entity with significant influence over the Company

Management believes that Hunter Dickinson Services Inc. ("HDSI"), a private company, has power to participate in the financial or operating policies of the Company.

The following directors or officers of the Company also have a role within HDSI.

Individual	Role within the Company	Role within HDSI
Scott Cousens	Director	Director
Robert Dickinson	Director	Director
Paul Mann	Chief Financial Officer	Employee
Diane Nicolson	Executive Vice President	Employee
Ronald Thiessen	Director, President, Chief Executive Officer	Director
Trevor Thomas	General Counsel and Corporate Secretary	Employee

Pursuant to certain management agreements between the Company and HDSI, the Company receives technical, geological, corporate communications, regulatory compliance, and administrative and management services from HDSI. HDSI also incurs third party costs on behalf of the Company.

Amarc Resources Ltd.
Notes to the Condensed Interim Financial Statements
For the three and six months ended September 30, 2014 and 2013
(Unaudited - Expressed in Canadian Dollars, unless otherwise stated)

11.	INCOME TAXES

(a)	Provision for current tax

No provision has been made for current income taxes, as the Company has no taxable income.

(b)	Provision for deferred tax

As future taxable profits of the Company are uncertain, no deferred tax asset has been recognized. As at September 30, 2014, the Company had unused non-capital loss carry forwards of approximately $12.1 million (March 31, 2014 – $11.1 million) in Canada.

As at September 30, 2014, the Company had resource tax pools of approximately $23.9 million (March 31, 2014 – $21.8 million) available in Canada, which may be carried forward and utilized to reduce future taxes related to certain resource income.

12.	EMPLOYEE BENEFITS EXPENSES

Employees' salaries and benefits included in various expenses were as follows:

	Three months ended		Six months ended
	September 30,		September 30,
	2014	2013	2014	2013
Salaries and benefits included in:
Exploration and evaluation	$678,053	$217,136	$808,955	$452,460
Office and administration	272,345	207,794	487,329	443,214
Shareholder communication	9,554	27,327	13,604	70,600
Total	$959,952	$452,257	$1,309,888	$966,274

13.	OPERATING SEGMENTS

The Company is operating in a single reportable segment – the acquisition, exploration and development of mineral properties. All assets are held in Canada.